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                          September 28, 2021

       Nathan O'Konek
       Executive Vice President, General Counsel and Secretary
       Redwire Corp.
       8226 Philips Highway, Suite 101
       Jacksonville, Florida 32256

                                                        Re: Redwire Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed September 24,
2021
                                                            File No. 333-259755

       Dear Mr. O'Konek:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Alexander Schwartz